Exhibit 99.1

PRESS RELEASE

SMX Announces Receipt of Nasdaq Listing Delinquency Notice

NEW YORK, December 13, 2024 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW) announces that on December 11, 2024, it received a delinquency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC due to the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2), as the bid price of the Company’s ordinary shares on the Nasdaq Capital Market was below $1.00 for 30 consecutive business days, from October 8, 2024 to December 9, 2024.

Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Bid Price Rule. However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Rule 5810(c)(3)(A) due to the fact that the Company effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. Accordingly, unless the Company requests a hearing before a Hearings Panel, trading of the Company’s ordinary shares and public warrants will be suspended.

The Company intends to request a hearing before a Hearings Panel at which it will request continued listing on The Nasdaq Capital Market. The Company’s hearing request will stay the suspension of trading and delisting of the Company’s ordinary shares and public warrants pending the conclusion of the hearing process. Consequently, the Company’s ordinary shares and public warrants will remain listed on The Nasdaq Capital Market at least until the Hearings Panel renders a decision following the hearing. There can be no assurance that the Hearings Panel will determine to continue the Company’s listing on The Nasdaq Capital Market or that the Company will timely evidence compliance with the terms of any extension that may be granted by Nasdaq following the hearing.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX:

SMX specializes in advanced marking, tracking, and verification solutions, ensuring product authenticity and supply chain transparency across industries. As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: statements regarding the Company’s plans to regain compliance with Nasdaq Rules for continued listing; the successful completion of the planned merger transaction with Ybyra on terms beneficial to SMX or at all; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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